SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  FOR 23 MAY, 2005

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F x    Form 40-F
                           ------------   ----------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                              Yes            No x
                            --------      ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                  Exhibit Index



Exhibit No.                 Description

Exhibit No. 1               Record Date Clarification announcement dated
                            23 May, 2005



             Revised Announcement clarifying ADR Record Date below

                Allied Domecq - Posting of Scheme Documentation

Not for release, publication or distribution, in whole or in part, in or into or from, Australia or Canada

Allied Domecq PLC ("Allied Domecq") announces that the Panel has granted an extension to the date by which it must post to shareholders the document detailing the Scheme of Arrangement (the "Scheme") by which the recommended offer (the "Offer") by Pernod Ricard S.A. ("Pernod Ricard") will be implemented, (the "Circular"). It is currently expected that the Circular will be sent to shareholders on or around 25 May 2005.

In connection with Allied Domecq's listing on the New York Stock Exchange, the NYSE has set a record date of 23 May 2005 to determine entitlement of Allied Domecq ADR holders to vote at the shareholder meetings to be convened in connection with the Scheme.

The Offer is being implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985.

For further information:


Press Enquiries:

Stephen Whitehead,
Director of Group Corporate Affairs                  +44 (0) 207 009 3927
                                                     +44 (0) 7880 783532


Anthony Cardew, Cardew Group                         +44 (0) 207 930 0777
                                                     +44 (0)7770 720 389
Investor Enquiries

Peter Durman, Director of Group Investor Relations   +44 (0) 7771 974817











SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

23 May, 2005

                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director, Corporate Secretariat
                                             Deputy Company Secretary